Mail Stop 3561

October 4, 2006

<u>Via Fax & U.S. Mail</u>
Warren A. Veltman, Chief Financial Officer, Treasurer and Secretary
Autocam Corporation
4436 Broadmoor Avenue Southeast
Kentwood, Michigan, 49512

        Re: **Autocam Corporation**
                Form 10-K for the year ended December 31, 2005
                Filed March 30, 2006
                File No. 033-42670

Dear Mr. Veltman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                David R. Humphrey
                                Branch Chief-Accountant